United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on August 31, 2025. Company: VALE S.A. Beginning balance Type of security Characteristic of the security Quantity % Same class of shares Total capital Shares VALE3 96.077.023 2,12% 2,12% Movements Type of security Characteristic of the security Intermediate Operation Date Quantity Average price (Daily) Volume (R$) - - - - - - - - Ending balance Type of security Characteristic of the security Quantity % Same class of shares Total capital Shares VALE3 96.077.023 2,12% 2,12% Company: VALE S.A. Beginning balance Type of security Characteristic of the security Quantity % Same class of shares Total capital ADS VALE 5.237.459 0,12% 0,12% Movements Type of security Characteristic of the security Intermediate Operation Date Quantity Average price (Daily) Volume (R$) - - - - - - - - Ending balance Type of security Characteristic of the security Quantity % Same class of shares Total capital ADS VALE 5.237.459 0,12% 0,12% Purchases of equity securities by the issuer and affiliated purchasers on August 31, 2025. Company: MBR S.A. Beginning balance Type of security Characteristic of the security Quantity % Same class of shares Total capital Shares VALE3 3.534.700 0,08% 0,08% Movements Type of security Characteristic of the security Intermediate Operation Date Quantity Average price (Daily) Volume (R$) - - - - - - - - Ending balance Type of security Characteristic of the security Quantity % Same class of shares Total capital Shares VALE3 3.534.700 0,08% 0,08% Company: MBR S.A. Beginning balance Type of security Characteristic of the security Quantity % Same class of shares Total capital ADS VALE 0 0,00% 0,00% Movements Type of security Characteristic of the security Intermediate Operation Date Quantity Average price (Daily) Volume (R$) - - - - - - - - Ending balance Type of security Characteristic of the security Quantity % Same class of shares Total capital ADS VALE 0 0,00% 0,00% Purchases of equity securities by the issuer and affiliated purchasers on August 31, 2025. Company: Vale Holdings B.V. Beginning balance Type of security Characteristic of the security Quantity % Same class of shares Total capital Shares VALE3 0 0,00% 0,00% Movements Type of security Characteristic of the security Intermediate Operation Date Quantity Average price (Daily) Volume (R$) - - - - - - - - Ending balance Type of security Characteristic of the security Quantity % Same class of shares Total capital Shares VALE3 0 0,00% 0,00% Company: Vale Holdings B.V. Beginning balance Type of security Characteristic of the security Quantity % Same class of shares Total capital ADS VALE 165.379.611 3,64% 3,64% Movements Type of security Characteristic of the security Intermediate Operation Date Quantity Average price (Daily) Volume (R$) - - - - - - - - Ending balance Type of security Characteristic of the security Quantity % Same class of shares Total capital ADS VALE 165.379.611 3,64% 3,64%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 10, 2025		Director of Investor Relations